Max A. Webb

Assistant Director

Julie Bell

Staff Attorney

United States Securities and Exchange Commission

Mail Stop 3561

Washington DC 20549

202-551-3522

RE:	Kat Racing, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed June 27, 2008
Registration No: 333-144504

Dear Mr. Webb and Ms. Bell:

The following are the responses to your phone comments of July 9, 2008.

Prospectus

General

1.

On the last clean filed copy of the summary page 6, refer to prior comment 4 on statement of operation data.  Please update cumulative period operations data from period of inception (Dec. 5, 2005) thru March 31, 2008.  Current is Sept. 30, 2007.

Cumulative period has been updated.

2.

On page 32 par 3, delete the last sentence.

Sentence deleted.

3.

On Form S-1, exhibit 23 needs to be included in every filing.  Please revise to include the consent of the independent public accountant.

Consent included.

4.

On page 64 exhibit 99 under additional exhibits, please delete that they have previously been filed and file with the next filing.  The two exhibits are the subscription agreement and the escrow agreement.

Subscription Agreement and Escrow Agreement are included.

/s/ Kenny Thatcher

President and Director

Kat Racing, Inc.